UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2025

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2025

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

(TSE Code: 8306)

Mitsubishi UFJ NICOS Co., Ltd.

(Amendment) Notice Concerning Amendments to “Notice Concerning Commencement of Tender Offer for Shares of Zenhoren Co., Ltd. (TSE Code: 5845) by Mitsubishi UFJ NICOS Co., Ltd. and Conclusion of Capital and Business Alliance Agreement with Zenhoren Co., Ltd.” and to the Public Notice of Commencement of Tender Offer in Accordance with Filing by Mitsubishi UFJ NICOS Co., Ltd. of Amendment to Tender Offer Registration Statement

Tokyo, March 4, 2025 — Mitsubishi UFJ NICOS Co., Ltd. (Representative Director and President Norihiko Sumita; the “Tender Offeror”), a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc. (Hironori Kamezawa, President & Group CEO), hereby gives notice that on this day it released the “(Amendment) Notice Concerning Amendments to ‘Notice Concerning Commencement of Tender Offer for Shares of Zenhoren Co., Ltd. (TSE Code: 5845) by Mitsubishi UFJ NICOS Co., Ltd. and Conclusion of Capital and Business Alliance Agreement with Zenhoren Co., Ltd.’ and to the Public Notice of Commencement of Tender Offer in Accordance with Filing by Mitsubishi UFJ NICOS Co., Ltd. of Amendment to Tender Offer Registration Statement.”

End

These materials are disclosures by Mitsubishi UFJ Financial Group, Inc. (the parent company of the Tender Offeror) pursuant to the Securities Listing Enforcement Rules, as well as announcements made by Mitsubishi UFJ Financial Group, Inc., in accordance with Article 30, Paragraph 1, Item (4) of the Financial Instruments and Exchange Act Enforcement Order pursuant to a request from the Tender Offeror.

Attachment:

(Amendment) Notice Concerning Amendments to “Notice Concerning Commencement of Tender Offer for Shares of Zenhoren Co., Ltd. (TSE Code: 5845) by Mitsubishi UFJ NICOS Co., Ltd. and Conclusion of Capital and Business Alliance Agreement with Zenhoren Co., Ltd.” and to the Public Notice of Commencement of Tender Offer in Accordance with Filing by Mitsubishi UFJ NICOS Co., Ltd. of Amendment to Tender Offer Registration Statement, dated March 4, 2025

Mitsubishi UJF NICOS Co., Ltd.

(Amendment) Notice Concerning Amendments to “Notice Concerning Commencement of Tender Offer for Shares of Zenhoren Co., Ltd. (TSE Code: 5845) by Mitsubishi UFJ NICOS Co., Ltd. and Conclusion of Capital and Business Alliance Agreement with Zenhoren Co., Ltd.” and to the Public Notice of Commencement of Tender Offer in Accordance with Filing by Mitsubishi UFJ NICOS Co., Ltd. of Amendment to Tender Offer Registration Statement

Tokyo, March 4, 2025 — Mitsubishi UFJ NICOS Co., Ltd. (Representative Director and President Norihiko Sumita; the “Tender Offeror”) commenced a tender offer (the “Tender Offer”) on February 17, 2025 for the common shares (the “Target Company Shares”) of Zenhoren Co., Ltd. (Yukiharu Sako, Representative Director and President), a company listed on the Standard Market of the Tokyo Stock Exchange, Inc. (the “TSE”; TSE Code: 5845) (the “Target Company”) through a tender offer under the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended) (the “Act”).

On March 3, 2025, Mitsubishi UFJ Financial Group, Inc. (the parent company of the Tender Offeror) obtained authorization under Article 52-23, Paragraph 3 of the Banking Act (Act No. 59 of 1981; as amended) from the Commissioner of the Financial Services Agency. In connection with this, the Tender Offeror is required to amend a portion of the details stated in the Tender Offer Registration Statement in relation to the Tender Offer filed on February 17, 2025, as well as the “Public Notice of Commencement of Tender Offer” dated February 17, 2025, which is an attachment to the Tender Offer Registration Statement (the “Public Notice of Commencement of Tender Offer”). Accordingly, in order to amend the Tender Offer Registration Statement and to add additional attachments related to such amendment, the Tender Offeror today filed an Amendment to the Tender Offer Registration Statement with the Director-General of the Kanto Local Finance Bureau pursuant to the provisions of Article 27-8, Paragraph 2 of the Act.

The Tender Offeror hereby announces that, in connection therewith, it has amended the content of the “Notice Concerning Commencement of Tender Offer for Shares of Zenhoren Co., Ltd. (TSE Code: 5845) by Mitsubishi UFJ NICOS Co., Ltd. and Conclusion of Capital and Business Alliance Agreement with Zenhoren Co., Ltd.” dated February 14, 2025 (the “February 14, 2025 Press Release”), and the Public Notice of Commencement of Tender Offer as described below. Please note that these amendments do not include any changes to the terms of purchase, etc. as defined in Article 27-3, Paragraph 2, Item (1) of the Act.

Amendments are underlined.

I.	Amendment of the February 14, 2025, Press Release

II.	Outline of the Tender Offer

(9)	Other Conditions and Methods of the Tender Offer

(B)	Conditions of Withdrawal, Etc. of the Tender Offer, Details Thereof and Method of Disclosure of Withdrawal, Etc.

Before amendment

If any event listed in Article 14, Paragraph 1, Items (1)1 through (1)10 and (1)13 through (1)19, Items (3)1 through (3)8 and (3)10, and Item (4), or Article 14, Paragraph 2, Items (3) through (6) of the Enforcement Order occurs, the Tender Offeror may withdraw the Tender Offer. The “events which are equivalent to those listed in Items (3)1 through (3)9” set out in Article 14, Paragraph 1, Item (3)10 of the Enforcement Order refers to the case where any of the statutory disclosure documents submitted by the Target Company in the past is found to contain a false statement of a material fact, or omit a statement of a material fact that should have been stated.

In addition, if the Tender Offeror or MUFG fails to obtain authorization under Article 52-23, Paragraph 3 of the Banking Act (Act No. 59 of 1981; as amended) (the “Authorization”) from the Commissioner of the Financial Services Agency by the day immediately before the day of expiration of the Tender Offer Period (including any extensions), if the Commissioner of the Financial Services Agency grants the Authorization but they contain conditions (meaning the conditions prescribed in Article 54, Paragraph 1 of the Banking Act) to which the Tender Offeror cannot agree, or if the Authorization is rescinded or withdrawn by the day immediately before the last day of the Tender Offer Period, the Tender Offeror may withdraw, etc. the Tender Offer on the grounds that it had not obtained the “permission, etc.” as prescribed in Article 14, Paragraph 1, Item 4 of the Enforcement Order. If the Tender Offeror intends to withdraw the Tender Offer, the Tender Offeror will give an electronic public notice and publish a notice to that effect in the Nihon Keizai Shinbun. However, if it is deemed difficult to give the public notice by the last day of the Tender Offer Period, the Tender Offeror will make a public announcement by the method set out in Article 20 of the Cabinet Office Order on Disclosure Required for Tender Offer and give a public notice immediately after the announcement.

After amendment

If any event listed in Article 14, Paragraph 1, Items (1)1 through (1)10 and (1)13 through (1)19, Items (3)1 through (3)8 and (3)10, or Article 14, Paragraph 2, Items (3) through (6) of the Enforcement Order occurs, the Tender Offeror may withdraw the Tender Offer. The “events which are equivalent to those listed in Items (3)1 through (3)9” set out in Article 14, Paragraph 1, Item (3)10 of the Enforcement Order refers to the case where any of the statutory disclosure documents submitted by the Target Company in the past is found to contain a false statement of a material fact, or omit a statement of a material fact that should have been stated.

If the Tender Offeror intends to withdraw the Tender Offer, the Tender Offeror will give an electronic public notice and publish a notice to that effect in the Nihon Keizai Shinbun. However, if it is deemed difficult to give the public notice by the last day of the Tender Offer Period, the Tender Offeror will make a public announcement by the method set out in Article 20 of the Cabinet Office Order on Disclosure Required for Tender Offer and give a public notice immediately after the announcement.

II.	Changes to the Public Announcement of Commencement of Tender Offer

2.	Terms of the Tender Offer

(11)	Other Conditions and Methods of the Tender Offer

(B)	Conditions of Withdrawal, Etc. of the Tender Offer, Details Thereof and Method of Disclosure of Withdrawal, Etc.

Before amendment

If any event listed in Article 14, Paragraph 1, Items (1)1 through (1)10 and (1)13 through (1)19, Items (3)1 through (3)8 and (3)10, and Item (4), or Article 14, Paragraph 2, Items (3) through (6) of the Financial Instruments and Exchange Act Enforcement Order (Cabinet Order No. 321 of 1965, as amended; the “Enforcement Order”) occurs, the Tender Offeror may withdraw the Tender Offer. The “events which are equivalent to those listed in Items (3)1 through (3)9” set out in Article 14, Paragraph 1, Item (3)10 of the Enforcement Order refers to the case where any of the statutory disclosure documents submitted by the Target Company in the past is found to contain a false statement of a material fact, or omit a statement of a material fact that should have been stated.

In addition, if the Tender Offeror or MUFG fails to obtain authorization under Article 52-23, Paragraph 3 of the Banking Act (Act No. 59 of 1981; as amended) (the “Authorization”) from the Commissioner of the Financial Services Agency by the day immediately before the day of expiration of the Tender Offer Period (including any extensions), if the Commissioner of the Financial Services Agency grants the Authorization but they contain conditions (meaning the conditions prescribed in Article 54, Paragraph 1 of the Banking Act) to which the Tender Offeror cannot agree, or if the Authorization is rescinded or withdrawn by the day immediately before the last day of the Tender Offer Period, the Tender Offeror may withdraw, etc. the Tender Offer on the grounds that it had not obtained the “permission, etc.” as prescribed in Article 14, Paragraph 1, Item 4 of the Enforcement Order. If the Tender Offeror intends to withdraw the Tender Offer, the Tender Offeror will give an electronic public notice and publish a notice to that effect in the Nihon Keizai Shinbun. However, if it is deemed difficult to give the public notice by the last day of the Tender Offer Period, the Tender Offeror will make a public announcement by the method set out in Article 20 of the Cabinet Office Order on Disclosure Required for Tender Offer and give a public notice immediately after the announcement.

After amendment

If any event listed in Article 14, Paragraph 1, Items (1)1 through (1)10 and (1)13 through (1)19, Items (3)1 through (3)8 and (3)10, or Article 14, Paragraph 2, Items (3) through (6) of the Financial Instruments and Exchange Act Enforcement Order (Cabinet Order No. 321 of 1965, as amended; the “Enforcement Order”) occurs, the Tender Offeror may withdraw the Tender Offer. The “events which are equivalent to those listed in Items (3)1 through (3)9” set out in Article 14, Paragraph 1, Item (3)10 of the Enforcement Order refers to the case where any of the statutory disclosure documents submitted by the Target Company in the past is found to contain a false statement of a material fact, or omit a statement of a material fact that should have been stated.

If the Tender Offeror intends to withdraw the Tender Offer, the Tender Offeror will give an electronic public notice and publish a notice to that effect in the Nihon Keizai Shinbun. However, if it is deemed difficult to give the public notice by the last day of the Tender Offer Period, the Tender Offeror will make a public announcement by the method set out in Article 20 of the Cabinet Office Order on Disclosure Required for Tender Offer and give a public notice immediately after the announcement.

End

U.S. Regulation

The common shares of the Target Company, a company incorporated in Japan, are subject to the Tender Offer. The Tender Offer will be conducted in accordance with the procedures and information disclosure standards prescribed under the laws of Japan, which are not necessarily the same as the procedures and information disclosure standards in the United States. In particular, Section 13(e) and Section 14(d) of the U.S. Securities Exchange Act of 1934 (as amended; the same applies hereinafter) and the rules prescribed thereunder do not apply to the Tender Offer, and the Tender Offer does not conform to those procedures and standards. Financial information contained in this press release and in the reference materials pertaining hereto has been prepared in accordance with Japanese accounting standards, which may be materially different from generally accepted accounting standards in the U.S. or other countries. In addition, as the Tender Offeror is a legal entity established outside the United States and all or some of its officers are non-U.S. residents, it may become difficult to exercise rights or requests which could be claimed under U.S. securities laws. Furthermore, it may not be possible to commence legal proceedings against a legal entity established outside the United States and its officers in a non-U.S. court for violations of U.S. securities laws. Furthermore, U.S. courts may not necessarily have jurisdiction over legal entities and their respective subsidiaries and affiliates outside the U.S.

Unless otherwise specified, all procedures relating to the Tender Offer are to be conducted entirely in Japanese. If all or any part of a document relating to the Tender Offer is prepared in the English language and there is any inconsistency between the English language documentation and the Japanese language documentation, the Japanese language documentation will prevail.

Before the commencement of the Tender Offer or during the purchase period of the Tender Offer, the Tender Offeror, the financial advisor of each of the Tender Offeror and the Target Company, and the tender offer agent (including their respective affiliates) may purchase Target Company Shares, or engage in related activities, on their own account or the account of their client to the extent permitted by Japanese laws and regulations related to financial instruments transactions and other applicable laws and regulations in the ordinary course of their business and in accordance with the requirements of Rule 14e-5(b) of the U.S. Securities Exchange Act of 1934. In this case, the Target Company Shares may be traded at the market price through market transactions or at a price determined by negotiations outside of the market. If information regarding such purchase is disclosed in Japan, that information will also be disclosed in English on the English website of the person conducting the purchase in question or the affiliates thereof.

Forward Looking Statements

This press release and the reference materials pertaining hereto include “forward-looking statements” as defined in Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934. Actual results might be substantially different from the content explicitly or implicitly indicated in these forward-looking statements due to known or unknown risks, uncertainties, or any other factors. Neither the Tender Offeror, the Target Company, nor their affiliates makes any warranty that the results explicitly or implicitly indicated in these “forward-looking statements” will be achieved. The “forward looking statements” contained in this press release and the reference materials pertaining hereto have been prepared based on the information held by the Tender Offeror and the Target Company at the time this press release was published, and, unless otherwise required under applicable laws and regulations, neither the Tender Offeror, the Target Company, nor their affiliates assume any obligation to amend or revise those statements to reflect any future events or circumstances.

Regulation on Solicitation

This press release has not been prepared for the purpose of soliciting the sale of shares. If shareholders wish to make an offer to sell their shares, they should first carefully read the tender offer explanatory statement for the Tender Offer and make their own independent decision. This press release does not constitute, nor form part of, any offer to sell, solicitation of a sale of, or any solicitation of an offer to buy, any securities. In addition, neither this press release (nor any part of it) nor the fact of its distribution shall form the basis of any agreement regarding the Tender Offer, nor shall it be relied on in connection with executing any such agreement.

Other Countries

Some countries or regions may impose restrictions on the announcement, issuance, or distribution of this press release. In such cases, please take note of such restrictions and comply with them. The announcement, issuance, or distribution of this press release shall not constitute a solicitation of an offer to sell or an offer to purchase share certificates, etc. related to the Tender Offer and shall be deemed to be a distribution of materials for informative purposes only.

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